UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FAR PEAK ACQUISITION CORPORATION

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G3312L103

(CUSIP Number)

December 31, 2020

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No. G3312L103	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS. Far Peak LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,540,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,540,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,540,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13G

CUSIP No. G3312L103	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS. Far Peak Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,540,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,540,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,540,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13G

CUSIP No. G3312L103	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS. Thomas W. Farley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,540,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,540,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,540,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13G

CUSIP No. G3312L103	Page 5 of 7 Pages

Item 1(a)	Name of Issuer

Far Peak Acquisition Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

480 6th Ave #342

New York, New York 10011

Item 2(a)	Name of Persons Filing

Far Peak LLC (the “Sponsor”)

Far Peak Holdings LLC (“Holdings”)

Thomas W. Farley (“Mr. Farley”, and together with the Sponsor and Holdings, the “reporting persons”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of each of the reporting persons is as follows:

480 6th Ave #342

New York, New York 10011

Item 2(c)	Citizenship

Sponsor – Cayman Islands

Holdings – Cayman Islands

Mr. Farley – United States

Item 2(d)	Title of Class of Securities

Ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”)

Item 2(e)	CUSIP Number

G3312L103

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

(a)

The Sponsor is the owner of record of 9,540,000 Class B ordinary shares, par value $0.0001 per share, which will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof as described herein (the “Class B ordinary shares”, and together with the Class A ordinary shares, the “ordinary shares”). Holdings is the sole member and manager of the Sponsor. Mr. Farley is the manager of Holdings. Holdings and Mr. Farley do not own any ordinary shares directly, but have voting and dispositive power over, and thus may be deemed to have beneficial ownership of, the ordinary shares held by the Sponsor.

(b)

The reporting persons beneficially hold 13.7% of the Class A ordinary shares, based on 60,000,000 Class A ordinary shares outstanding as of December 31, 2020, and 9,540,000 Class B ordinary shares held by the reporting persons.

SCHEDULE 13G

CUSIP No. G3312L103	Page 6 of 7 Pages

Item 4	Ownership

(c)

The reporting persons do not have sole power to vote or to direct the vote, or to dispose or direct the disposition, of any ordinary shares, but share power to vote or to direct the vote, or to dispose or direct the disposition, of 9,540,000 ordinary shares.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

Exhibits

99.1	Joint Filing Agreement dated February 12, 2021.

SCHEDULE 13G

CUSIP No. G3312L103	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

Dated: February 12, 2021

FAR PEAK LLC

By:	Far Peak Holdings LLC

By:	/s/ Thomas W. Farley
Name:	Thomas W. Farley
Title:	Manager

FAR PEAK HOLDINGS LLC

By:	/s/ Thomas W. Farley
Name:	Thomas W. Farley
Title:	Manager

THOMAS W. FARLEY

By:	/s/ Thomas W. Farley
Name:	Thomas W. Farley